FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, July 24, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the second quarter of 2019. Comparisons are with the same period in 2018, except where stated otherwise. All comments related to adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. Comments below refer to numbers before the application of IFRS 16, except stated otherwise.

          2Q19 RESULTS

GPA Food

▪        Total sales reached R$14.2 billion, up 11.3%, continuing the excellent trend of recent quarters, despite the challenging consumption scenario and the decrease in inflation during 2Q19

▪        Adjusted EBITDA totaled R$888 million, with margin of 6.8%, with continued consistent results at Assaí and higher investments in competitiveness at Multivarejo;

▪        Net income attributable to controlling shareholders(*) totaled R$490 million, with margin of 3.7%;

▪        Maintenance of strong cash position and solid capital structure, with reduction in leverage mainly due to the conclusion of the sale of Via Varejo’s interest on the stock exchange, which totaled R$2.3 billion;

▪        Continued progress in digital transformation: (i) leadership in food e-commerce with 37% growth; (ii) expansion of James Delivery to Santos and Fortaleza, in addition Curitiba and São Paulo, with sales 4.7 times higher from previous quarter; (iii) 58% increase in downloads of the “Meu Desconto” app, to over 9.3 million, confirming its success and attractiveness; and (iv) Forty-fold increase in Cheftime kit sales since the start of the partnership, surpassing 41,000 kits.

	Food Business			Consolidated

(R$ million)	2Q19 Post IFRS 16	2Q18 Post IFRS 16	Δ	2Q19 Post IFRS 16	2Q18 Post IFRS 16	Δ
Gross Revenue	14,218	12,772	11.3%	14,219	12,772	11.3%
Gross Margin	21.6%	23.0%	-140 bps	21.6%	23.0%	-140 bps
Selling, General and Adm. Expenses	(1,985)	(1,866)	6.3%	(1,991)	(1,866)	6.7%
% of Net Revenue	15.2%	15.9%	-70 bps	15.2%	15.9%	-70 bps
Adjusted EBITDA(1)(2)	888	880	0.9%	855	851	0.4%
Adjusted EBITDA Margin	6.8%	7.5%	-70 bps	6.5%	7.3%	-80 bps
Net Financial Revenue (Expenses)	(280)	(277)	0.9%	(280)	(277)	0.9%
% of Net Revenue	2.1%	2.4%	-30 bps	2.1%	2.4%	-30 bps
Net Income Controlling Shareholders - Consolidated (*)	490	155	217.4%	432	193	124.1%
Net margin - Controlling Shareholders Consolidated (*)	3.7%	1.3%	240 bps	3.3%	1.6%	170 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses .

(* ) Excludes nonrecurring effects in 2Q18, corresponding to R$45 million at Multivarejo related to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base and R$369 million at Assaí related to the reversal of the provision for ICMS ST credits for periods prior to 2018. Net Income  is net of income tax.

“In the quarter, Assaí once again confirmed the sustainability of the format. The performance was mainly marked by the successful organic expansion, resulting in accelerated sales growth and increased profitability. Multivarejo’s performance reflected the challenges in the consumption and economic environments, which were marked by more cautious consumer behavior. Consequently, higher promotional investments were required, which pressured business margins. However, we believe that this is something non-recurrent in the current economic scenario. The result of store renovations and conversions contributed to the consistent improvement in sales, which posted double-digit growth in line with the portfolio adjustment goals. We also made significant progress in private-label brands and in digital transformation projects, notably the expansion of the James Delivery service and Cheftime, which underlined the successful investments we made recently. ”

Peter Estermann - Chief Executive Officer of GPA

IFRS 16

As of January 1, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value for virtually all lease agreements of our stores.

The Company opted for full retrospective adoption as if the pronouncement had been adopted since the start of the contracts, in order to show the comparative effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

The table below shows the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food:

Consolidated	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,219	(0)	14,219	12,772	-	12,772	11.3%	11.3%
Net Revenue(*)	13,081	-	13,081	11,730	-	11,730	11.5%	11.5%
Gross Profit(*)	2,811	8	2,820	2,684	9	2,693	4.8%	4.7%
Gross Margin(*)	21.5%	10 bps	21.6%	22.9%	10 bps	23.0%	-140 bps	-140 bps
Selling, General and Adm. Expenses	(2,177)	186	(1,991)	(2,037)	171	(1,866)	6.9%	6.7%
% of Net Revenue	16.6%	-140 bps	15.2%	17.4%	-150 bps	15.9%	-80 bps	-70 bps
Adjusted EBITDA(1)(2)(*)	639	216	855	648	203	851	-1.4%	0.4%
Adjusted EBITDA Margin(1)(2)(*)	4.9%	160 bps	6.5%	5.5%	180 bps	7.3%	-60 bps	-80 bps
Net Financial Revenue (Expenses)	(144)	(136)	(280)	(148)	(130)	(277)	-2.5%	0.9%
% of Net Revenue	1.1%	100 bps	2.1%	1.3%	110 bps	2.4%	-20 bps	-30 bps
Net IncomeControlling Shareholders - Consolidated (*)	432	0	432	201	(8)	193	115.1%	124.1%
Net margin - Controlling Shareholders Consolidated (*)	3.3%	0 bps	3.3%	1.7%	-10 bps	1.6%	160 bps	170 bps

Food Business	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,218	-	14,218	12,772	-	12,772	11.3%	11.3%
Net Revenue(*)	13,081	-	13,081	11,730	-	11,730	11.5%	11.5%
Gross Profit(*)	2,811	8	2,820	2,684	9	2,693	4.8%	4.7%
Gross Margin(*)	21.5%	10 bps	21.6%	22.9%	10 bps	23.0%	-140 bps	-140 bps
Selling, General and Adm. Expenses	(2,170)	186	(1,985)	(2,037)	171	(1,866)	6.5%	6.3%
% of Net Revenue	16.6%	-140 bps	15.2%	17.4%	-150 bps	15.9%	-80 bps	-70 bps
Adjusted EBITDA(1)(2)(*)	671	217	888	679	201	880	-1.2%	0.9%
Adjusted EBITDA Margin(1)(2)(*)	5.1%	170 bps	6.8%	5.8%	170 bps	7.5%	-70 bps	-70 bps
Net Financial Revenue (Expenses)	(144)	(136)	(280)	(148)	(130)	(277)	-2.5%	0.9%
% of Net Revenue	1.1%	100 bps	2.1%	1.3%	110 bps	2.4%	-20 bps	-30 bps
Net Income Controlling Shareholders - Consolidated (*)	508	(17)	490	199	(44)	155	155.2%	217.4%
Net margin - Controlling Shareholders Consolidated (*)	3.9%	-20 bps	3.7%	1.7%	-40 bps	1.3%	220 bps	240 bps

  (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

(* ) Excludes nonrecurring effects in 2Q18, corresponding to R$45 million at Multivarejo related to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base and R$369 million at Assaí related to the reversal of the provision for ICMS ST credits for periods prior to 2018. Net Income  is net of income tax.

OPERATING PERFORMANCE BY BUSINESS

Assaí

(*) To reflect the calendar effect, in 2Q19 60 bps was deducted from same-store sales.

Gross sales revenue totaled R$7.1 billion in 2Q19, up 24.4%, driven by the strong same-store sales growth of 8.1%,  successful rollout of the commercial policy and expansion of stores, resulting in significant market share gain (Nielsen data). Assaí opened 18 new stores in the last 12 months and continues its plan to open approximately 20 stores in 2019. In the quarter, 3 stores were opened: in the city of Aricanduva in São Paulo, one of the banner’s largest stores, with sales area of over 7,000 square meters; in the city of Palmas in Tocantins, representing the banner’s entry in the state; and in the city of Serra Talhada in Pernambuco. Another highlight was the Passaí Card, which maintained its strong pace of adhesion, totaling 823,000 cards issued, representing over 5% penetration, compared to 3% in 2Q18.

Gross profit reached R$1.1 billion, with margin of 16.7%, up 30 bps from 2Q18, mainly due to the accelerated maturation of stores opened in the last 2 years, in addition to higher share of individuals and better sales mix, without any change in the format’s level of competitiveness.

Selling, general and administrative expenses continue to increase but below gross profit growth, remaining practically stable at 9.8% of sales, despite the strong expansion.

Adjusted EBITDA maintained the consistent growth of recent quarters, increasing 24.4% to R$453 million, and margin of 6.9%.

	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	7,144	-	7,144	5,742	-	5,742	24.4%	24.4%
Net Revenue	6,532	-	6,532	5,278	-	5,278	23.8%	23.8%
Gross Profit(*)	1,088	2	1,090	868	0	868	25.4%	25.6%
Gross Margin(*)	16.7%	0 bps	16.7%	16.4%	0 bps	16.4%	30 bps	30 bps
Selling, General and Adm. Expenses	(680)	39	(642)	(549)	37	(512)	24.0%	25.4%
% of Net Revenue	10.4%	-60 bps	9.8%	10.4%	-70 bps	9.7%	0 bps	10 bps
Adjusted EBITDA(1)(2)(*)	410	43	453	321	43	364	27.8%	24.4%
Adjusted EBITDA Margin(1)(2)(*)	6.3%	60 bps	6.9%	6.1%	80 bps	6.9%	20 bps	0 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

 (*) Excluding in 2Q18 the sum of R$369 million being the reversal of the provision for ICMS-ST tax credits related to periods prior to 2018.

In a challenging economic environment, Assaí continues to demonstrate consistency and adherence of its business model. It expanded its share in the Group, surpassing 50% of GPA Food sales in 2Q19. The success of the format is due to a strategy based on a successful sales policy combined with the excellent performance of store expansion.

Between 2013 and 2019(*), Assaí’s gross revenue increased four times, expanding its sales area by 129%, and the expectation is to close the year with more than 160 stores across Brazil. As a result, Assaí’s market share expanded by around 60%: from 18.5% at the end of 2013 to 29.0% in June 2019, significantly contributing to the growth of the cash and carry format in Brazil.

This expansion came together with a strong increase in profitability: EBITDA margin (before IFRS) was 4.0% in 2013 and is estimated at 6.3%-6.4% in 2019, representing CAGR of more than 36%(*) in EBITDA per year. Net income in the last 12 months was eight times higher than in 2013, increasing the return to above 25%, reinforcing the format’s solid fundamentals.

(*) Considering the last 12 months in relation to June 2019

(**) Adjusted EBIT / Capital employed

Outlook:

The guidance announced for the banner for the year remains unchanged:

▪        Net sales: continued strong expansion, with same-store sales growth of about 200 bps above inflation and total sales of over 20%;

▪        EBITDA: EBITDA margin should increase by around 30 bps to 40 bps (before IFRS 16), driven mainly by the quality of the stores opened in recent years, which have matured sooner than expected.

Multivarejo

 (1) To reflect the calendar effect, in 2Q19, 90 bps was excluded from same-store sales’

(*) Includes Extra Super, Mercado Extra and Compre Bem.

Multivarejo’s sales performance chiefly reflected the current consumption scenario, with economic recovery falling behind expectations. Also, other factors affected performance in the quarter, such as the strong comparison base due to the World Cup, the truck drivers’ strike – which had a positive impact on some formats – and adjustments to the commercial policy made at the end of 1Q18.

Despite this challenging scenario, food sales registered significant growth of 2.5%, enabling the continued gain in market share (Nielsen data). In the quarter, there was an increase in the penetration of private-label brands in the food categories to 12.1%, up 60 bps from 2Q18, mainly due to the repositioning of the portfolio and the launch of new products (500 new products expected in the year).

The non-food category was adversely affected by the strong comparison base of 2Q18 (up 20.8%), mainly due to the World Cup.

Following are the main factors that influenced ‘same-store’ sales of each banner:

▪        Extra Hiper: captured significant market share in the last 12 months. Sales performance was influenced by better results in the food category compared to 1Q19, offset by the strong comparison base of the non-food category mainly due to the World Cup.

▪        Extra Super, Mercado Extra and Compre Bem: successful project for the renovation and conversion of Extra Super stores to Mercado Extra (43 stores) and Compre Bem stores (13 stores), which continue to register double-digit growth in sales and number of clients, with consistent market share gains.

▪        Pão de Açúcar: performance affected on a one-off basis by the strong comparison base of 2Q18 (+8%), due to strong commercial activations during the World Cup, the change in the final period of the ‘Juntou e Trocou’ campaign (Jun/2018 vs. Jul/2019) and the effect of the truck drivers’ strike, which benefited the format. In the year, the banner's market share remained stable. Moreover, the 26 renovated stores according to the concepts of last generations (G7 and G6) already account for approximately 25% of the banner’s sales, growing 900 bps above other stores. By the year-end, a total of 20 stores will be renovated.

▪        Proximity: maintenance of significant growth above inflation and with significant market share gains, despite the strong comparison base. The format’s performance is mainly due to the increase in customer traffic and average ticket, due to the alignment of commercial activations with the Extra and Pão de Açúcar banners, in addition to the higher penetration of the Private-Label Brands strategy.

Gross profit reached R$1.7 billion, with gross margin of 26.4%, mainly due to two key effects:

(i) one-off impacts:

▪        strong comparison base on account of the truck drivers’ strike in 2Q18, when promotional campaigns were scaled down (20 bps);

▪        negative impact of promotional investments in low turnover products  to improve the quality of inventory (20 bps);

▪        effect of the end of the “MP do Bem” in 2018 (30 bps), which affect non-food sales;

▪        lower share of the Pão de Açúcar banner in the sales mix due to the comparison base of 2Q18, as mentioned in the sales performance section (20 bps).

▪        seasonal effect of Easter (20 bps).

(ii)  impacts of the economic scenario:

▪        investments in competitiveness at Multivarejo (70 bps), which translated into continued gains in market share. These investments were mainly concentrated in the Hiper format, which is the worst affected by the more cautious consumption environment.

The Company expects to capture the effects of more dynamic economic activity in the second half and will continue to implement initiatives to optimize gross margin:

▪        increased use of digital means for disseminating and activating offers across all channels, enabling greater success and customization of offers, increasing the share of consumers with the full basket purchase profile;

▪        greater integration and planning with key strategic suppliers, drawing up detailed plans and annual targets shared between the industry and retail teams, mainly for grocery categories;

▪        increase in the share of categories with higher margins, such as fruits, vegetables and greens, through strategic projects (renovations of Pão de Açúcar stores with the implementation of G7 concept and the conversion of Extra Super into Mercado Extra and Compre Bem);

▪        additional investments in tools, people and processes related to pricing and analysis of promotional return in order to optimize allocation across diverse formats and regions.

Selling, general and administrative expenses diluted more than in 2Q18, decreasing 0.9%, due to initiatives designed to compensate the investments made to drive competitiveness, without impacting the level of service to customers. The main fronts were personnel expenses, which remained stable despite higher inflation in the period; the 10% decline in marketing expenses, due to the migration from paper to digital leaflets, without reducing the intensity of communication; and the renegotiation of IT services and general services agreements at stores, which enabled a 24% decline in these expenses.

Adjusted EBITDA reached R$435 million, with margin of 6.6%, mainly reflecting the effects on gross margin, as mentioned above.

	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	7,074	-	7,074	7,030	-	7,030	0.6%	0.6%
Net Revenue(*)	6,549	-	6,549	6,452	-	6,452	1.5%	1.5%
Gross Profit(*)	1,723	7	1,730	1,816	9	1,825	-5.1%	-5.2%
Gross Margin(*)	26.3%	10 bps	26.4%	28.1%	20 bps	28.3%	-180 bps	-190 bps
Selling, General and Adm. Expenses	(1,490)	147	(1,343)	(1,489)	134	(1,354)	0.1%	-0.9%
% of Net Revenue	22.8%	-230 bps	20.5%	23.1%	-210 bps	21.0%	-30 bps	-50 bps
Adjusted EBITDA(1)(2)(*)	261	174	435	358	157	516	-27.3%	-15.7%
Adjusted EBITDA Margin(1)(2)(*)	4.0%	260 bps	6.6%	5.6%	240 bps	8.0%	-160 bps	-140 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

 (*) Excluding R$45 million in 2Q18 related to the sale to third parties, a portion of tax credits related to the exclusion of ICMS from the PIS / Cofins calculation bases.

Digital Transformation and E-commerce:

Food E-commerce (sector leader)

▪        Sales growth of 37%: resulting from the higher share of omnichannel consumer and the expansion of delivery models. Approximately 30% of online sales originate from our loyalty apps;

▪        Expansion of “Express” and “Click and Collect” models: already available at 94 Pão de Açúcar and Extra stores, with 89 stores offering both delivery models. By the end of 2019, 120 stores will offer the models;

▪        James Delivery: start of operations in Santos and Fortaleza – as well as Curitiba and São Paulo –, bringing the total stores to 20, and to be expanded to at least 25 cities by 2020. Sales growth was 4.7 times higher than in the previous quarter. During 2Q19, the number of orders on the platform more than doubled and already accounts for more than 64% of all online orders at the stores where it operates. Between April and June, the number of orders from James Delivery is already 75% higher than in the previous operating model (outsourced partner).

Loyalty Programs:

▪        Significant growth, totaling 19.3 million loyal customers and sales penetration of over 85% at Pão de Açúcar and around 60% at Extra;

▪        Underlining the attractiveness and the success of the "My Discount" app, which already totals more than 9.3 million downloads, an increase of 58% from 2Q18. Another significant highlight is the frequency of omnichannel customers, which doubled in relation to other customers.

Innovation:

▪        Aliado Mini Mercado Online Platform: launch of B2B e-commerce platform dedicated to small and midsized merchants, expanding the coverage area and ensuring a more practical and quick ordering process. The project was conducted with a startup under the Liga Retail acceleration program;

▪        Pão de Açúcar Adega: solid 70% growth in the quarter. Since its launch in December 2018, online sales of wine increased by over 2 times;

▪        Cheftime: the operation has already sold over 41,000 kits, 40 times higher growth than before the partnership (1,500 kits). At Pão de Açúcar banner, the complete assortment of kits was expanded to all the stores in São Paulo and Paraná. Extra launched test sales of kits through ‘Meus Prêmios’ and already has an assortment of more than 20 recipes;

▪        Startups: Implementation of fast-track process (greater speed in product launches). More than 150 startups have been mapped and 20 were approved. With the focus on experience, the Company is already working with GetNinjas through its app and is in tests with Rentbrella and PetParker, among other partners.

▪        Partnership with Microsoft: new store model with sensors capable of interacting with the Company's digital platforms - apps and e-commerce - and technologies such as lockers, facial recognition and self-checkout.

Outlook:

The quarter was marked by a slower recovery of the economy, which resulted in a more cautious consumption environment. However, the Company maintains a positive outlook about the economic fundamentals of Brazil, which should be materialized through the social security reform, possible tax reform and the injection of liquidity in the economy with the release of FGTS funds. As a result, a more promising environment is expected in the second half of 2019, especially in the fourth quarter.

In this scenario, Multivarejo will continue its efforts to improve operating efficiency, mainly by optimizing investments in competitiveness, logistic costs and SG&A expenses. Considering a more dynamic economic scenario combined with internal efforts, Multivarejo maintains its expectations of increased profitability.

OTHER INCOME AND EXPENSES

In the quarter, Other Income and Expenses amounted to an expense of R$70 million, mainly related to prior-period tax contingencies (from 2001 to 2016), restructuring expenses and results from property, plant and equipment.

FINANCIAL RESULT

	Consolidated
(R$ million)	2Q19	2Q18	Δ
Financial Revenue	68	39	74.1%
Financial Expenses	(207)	(183)	13.1%
Cost of Debt	(92)	(82)	12.2%
Cost of Receivables Discount	(48)	(51)	-5.9%
Contingencies adjustments and Other financial expenses	(67)	(50)	34.0%
Net Financial Revenue (Expenses) - Pre IFRS 16	(139)	(144)	-3.4%
% of Net Revenue	1.1%	1.2%	-10 bps

Interest on lease liabilities	(141)	(133)	6.0%
Net Financial Revenue (Expenses) - Post IFRS 16	(280)	(277)	1.1%
% of Net Revenue	2.1%	2.4%	-30 bps

The Company’s financial result amounted to R$280 million, or 2.1% of net sales, down 30 bps from 2Q18. Excluding IFRS 16, financial result was R$139 million, or 1.1% of net sales, down 10 bps from 2Q18.

The main variations were:

▪        Debt cost: totaled R$92 million, or 0.7% of net sales, remaining stable in relation to 2Q18;

▪        Sales of receivables: the decline was due to the shorter term of the receivables portfolio due to the growth of Assaí’s share;

▪        Variations in contingencies and other expenses: amount remained practically stable in relation to 2Q18, at 0.5% of net sales;

▪        Interest on lease liability: recognition of R$141 million, remaining at 1.1% of net sales when compared with 2Q18.

NET INCOME - FOOD

	2Q19			2Q18			?

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
EBITDA	586	232	818	1,003	203	1,206	-41.6%	-32.2%
Depreciation (Logistic)	(13)	(23)	(36)	(12)	(21)	(33)	3.0%	8.4%
Depreciation and Amortization	(230)	(107)	(336)	(209)	(92)	(301)	9.9%	11.9%
Net Financial Revenue (Expenses)	(144)	(136)	(280)	(148)	(130)	(277)	-2.5%	0.9%
Income (Loss) before Income Tax	200	(34)	166	634	(39)	595	-68.5%	-72.1%
Income Tax	(69)	10	(59)	(172)	11	(161)	-59.9%	-63.5%
Net Income - Controlling Shareholders - continuing operations	131	(25)	106	462	(29)	433	-71.7%	-75.6%
Net Income - Controlling Shareholders - descontinuing operations	377	8	385	14	(16)	(2)	2543.2%	n.a.
Net Income - Controlling Shareholders - Consolidated	508	(17)	490	476	(44)	432	6.6%	13.6%

Other Operating Revenue (Expenses)	-	-	-	414	-	414	n.a.	n.a.
Income Tax from Other Operating Revenues (Expenses)	-	-	-	137	-	137	n.a.	n.a.
Net Income - Controlling Shareholders - Consolidated (*)	508	(17)	490	199	(45)	155	155.1%	217.4%
Net Margin - Controlling Shareholders - Consolidated (*)	3.9%	-20 bps	3.7%	1.7%	-40 bps	1.3%	220 bps	240 bps

(*) Excluding non-recurring effects in 2Q18 corresponding to R$45 million in Multivarejo and R$369 million in Assaí.   Net Income  is net of income tax.

In the Food segment, the consolidated net income attributable to controlling shareholders totaled R$490 million in the quarter, with margin of 3.7%.

Earnings per share stood at R$1.52118 for common shares and R$1.67330 for preferred shares.

NET DEBT

To calculate the indicators in the table below, the Company does not consider lease liabilities related to IFRS 16.

(R$ million)	06.30.2019	06.30.2018

Short Term Debt	(3,025)	(1,733)
Loans and Financing	(875)	(1,233)
Debentures and Promissory Notes	(2,150)	(500)
Long Term Debt	(3,079)	(3,953)
Loans and Financing	(256)	(615)
Debentures	(2,823)	(3,338)
Total Gross Debt	(6,104)	(5,686)
Cash and Financial investments	4,705	3,054
Net Debt	(1,398)	(2,631)
EBITDA(1)	2,738	2,642
Net Debt / EBITDA(1)	-0.51x	-1.00x
On balance Credit Card Receivables not discounted	110	253
Net Debt incl. Credit Card Receivables not discounted	(1,288)	(2,378)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.47x	-0.90x

                              (1) EBITDA before IFRS 16 in the last 12 months.

The Company kept its debt level low, with the Net debt/EBITDA ratio standing at 0.47 in the quarter. Net debt adjusted by the balance of unsold receivables totaled R$1.3 billion, down 45.8% from the same period last year, mainly due to the conclusion of the sale of interest in Via Varejo.

In the quarter, cash balance reached R$4.7 billion, while the balance of unsold receivables was R$110 million, totaling R$4.8 billion in cash and equivalents for the Company. GPA also has approximately R$1.8 billion in pre-approved/confirmed credit lines.

INVESTMENTS

	Food Business
(R$ million)	2Q19	2Q18	Δ	1H19	1H18	Δ
New stores and land acquisition	207	157	31.7%	371	245	51.7%
Store renovations, conversions and maintenance	148	101	47.4%	250	179	39.7%
Infrastructure and others	180	84	114.3%	274	152	79.9%
Non-cash Effect
Financing Assets	(26)	(12)	106.1%	78	84	-7.0%
Total	510	330	54.8%	973	659	47.5%

Investments in the Food segment totaled R$510 million, increasing 54.8% from 2Q18, due to more dispersed store openings during the year. In the quarter, three Assaí stores were opened, bringing the total stores in the banner to 148. Twelve other stores are under construction. In addition, 13 conversions of Extra Super to Mercado Extra were concluded, bringing the banner total to 43 stores.

LATIN AMERICA ASSET REORGANIZATION

In the Board of Directors meeting held on June 26, 2019, the controlling shareholder of the Company, Casino Guichard-Perrachon, presented a recommendation for a transaction to simplify its asset structure in Latin America, improve its corporate governance and support a potential expansion in its investor base. The transaction comprises the following phases:

 (i) a public offering to be launched by the Company for the acquisition, in cash, up to 100% of the shares in Almacenes Éxito S.A., a publicly traded corporation located in Colombia (“Éxito”);

 (ii) the acquisition by Casino of 100% of the shares representing the controlling interest issued by the Company that currently are held indirectly by Éxito at fair price; and

 (iii) the migration of the Company to the Novo Mercado, the listing segment of the B3 with the highest corporate governance standards, with the conversion of all preferred shares issued by the Company into common shares at a ratio of 1 to 1.

Continuing the transaction, on July 24, 2019, a material fact was disclosed informing that the Board of Directors of GPA, based on the favorable recommendation from the Special Independent Committee and within the originally recommended price range, approved that its operational subsidiary Sendas Distribuidora authorize the issue of a public offering for the acquisition, in cash, of up to 100% of the shares in Éxito, at the price of 18,000 Colombian pesos per share (which, on the date hereof, represents R$21.20).

The recommendation of the Special Committee and the approval by the Board of Directors of GPA take into consideration the announcement, on the date hereof, of the intention of Casino Guichard-Perrachon to acquire Éxito’s indirect equity interest in GPA based on a price of R$109.00 for each GPA share

The request for authorization from the Colombian Financial Superintendence must be made if and after obtaining the applicable corporate approvals from Éxito for the sale of its indirect interest in GPA. The Board of Directors also approved the start of work to prepare for the migration of GPA to the Novo Mercado, considering the conversion of all the preferred shares into common shares at a 1:1 ratio. A new Board of Director’s meeting shall be called in due time to approve the migration proposal.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	06.30.2019	03.31.2019	06.30.2018	06.30.2019	03.31.2019	06.30.2018

Current Assets	12,003	36,198	34,791	12,002	10,208	9,787
Cash and Marketable Securities	4,705	2,359	3,054	4,705	2,359	3,054
Accounts Receivable	317	765	296	317	770	300
Credit Cards	39	487	251	39	487	255
Sales Vouchers and Trade Account Receivable	217	217	45	217	222	45
Allowance for Doubtful Accounts	(5)	(5)	-	(5)	(5)	-
Resulting from Commercial Agreements	66	66	-	66	66	-
Inventories	5,692	5,732	5,136	5,692	5,732	5,136
Recoverable Taxes	615	648	532	615	648	532
Noncurrent Assets for Sale	24	26,025	25,263	24	31	254
Prepaid Expenses and Other Accounts Receivables	648	669	510	648	669	510
Noncurrent Assets	20,864	20,561	18,618	20,864	20,580	18,658
Long-Term Assets	4,330	4,298	4,253	4,330	4,317	4,288
Accounts Receivables	71	60	3	71	60	3
Credit Cards	71	60	3	71	60	3
Recoverable Taxes	2,919	2,876	2,335	2,919	2,876	2,335
Deferred Income Tax and Social Contribution	294	350	325	294	350	325
Amounts Receivable from Related Parties	37	39	31	37	58	66
Judicial Deposits	811	785	784	811	785	784
Prepaid Expenses and Others	198	190	775	198	190	775
Investments	232	236	209	232	236	209
Property and Equipment	13,425	13,194	12,268	13,425	13,194	12,268
Intangible Assets	2,877	2,833	1,888	2,877	2,833	1,894
TOTAL ASSETS	32,866	56,759	53,409	32,866	30,788	28,445

LIABILITIES

	Consolidated			Food Businesses

	06.30.2019	03.31.2019	06.30.2018	06.30.2019	03.31.2019	06.30.2018

Current Liabilities	12,553	32,093	29,948	12,553	11,406	10,317
Suppliers	6,827	6,481	6,370	6,827	6,487	6,375
Loans and Financing	923	1,275	1,271	923	1,275	1,271
Debentures	2,150	1,067	500	2,150	1,067	500
Lease Liability	604	536	481	604	536	481
Payroll and Related Charges	652	694	615	652	694	615
Taxes and Social Contribution Payable	470	363	264	470	363	264
Dividends Proposed	32	164	0	32	164	0
Financing for Purchase of Fixed Assets	64	47	39	64	47	39
Rents	12	12	12	12	12	12
Debt with Related Parties	142	159	145	142	278	338
Advertisement	33	31	43	33	31	43
Provision for Restructuring	4	7	13	4	7	13
Advanced Revenue	171	213	151	171	213	151
Non-current Assets Held for Sale	-	20,812	19,837	-	-	-
Others	469	232	208	469	232	215
Long-Term Liabilities	9,585	11,054	10,512	9,585	11,054	10,512
Loans and Financing	302	307	716	302	307	716
Debentures	2,823	3,890	3,338	2,823	3,890	3,338
Lease Liability	4,125	4,188	3,884	4,125	4,188	3,884
Deferred Income Tax and Social Contribution	227	561	548	227	561	548
Tax Installments	423	447	517	423	447	517
Provision for Contingencies	1,235	1,276	1,127	1,235	1,276	1,127
Advanced Revenue	31	18	15	31	18	15
Provision for loss on investment in Associates	339	316	311	339	316	311
Others	79	53	56	79	53	56
Shareholders' Equity	10,729	13,611	12,949	10,729	8,328	7,616
Capital	6,836	6,825	6,823	6,836	5,692	5,407
Capital Reserves	438	426	400	439	426	400
Profit Reserves	3,499	3,169	2,806	3,498	2,283	1,880
Other Comprehensive Results	(44)	(73)	(71)	(44)	(73)	(71)
Minority Interest	(0)	3,264	2,991	-	-	-
TOTAL LIABILITIES	32,866	56,759	53,409	32,866	30,788	28,445

2.1 Income Statement for 2Q19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ
R$ - Million
Gross Revenue	14,219	12,772	11.3%	14,218	12,772	11.3%	7,074	7,030	0.6%	7,144	5,742	24.4%
Net Revenue	13,081	11,775	11.1%	13,081	11,775	11.1%	6,549	6,497	0.8%	6,532	5,278	23.8%
Cost of Goods Sold	(10,226)	(8,635)	18.4%	(10,225)	(8,635)	18.4%	(4,789)	(4,603)	4.0%	(5,437)	(4,033)	34.8%
Depreciation (Logistic)	(36)	(33)	8.4%	(36)	(33)	8.4%	(30)	(25)	23.6%	(5)	(8)	-35.9%
Gross Profit	2,820	3,107	-9.2%	2,820	3,107	-9.2%	1,730	1,870	-7.5%	1,090	1,237	-11.9%
Selling Expenses	(1,736)	(1,618)	7.3%	(1,729)	(1,618)	6.9%	(1,178)	(1,174)	0.4%	(551)	(444)	24.2%
General and Administrative Expenses	(255)	(249)	2.6%	(255)	(249)	2.6%	(165)	(181)	-8.8%	(90)	(68)	33.0%
Selling, General and Adm. Expenses	(1,991)	(1,866)	6.7%	(1,985)	(1,866)	6.3%	(1,343)	(1,354)	-0.9%	(642)	(512)	25.4%
Equity Income(2)	(9)	(8)	13.6%	17	20	-15.7%	17	20	-15.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(70)	(88)	-20.0%	(70)	(88)	-20.0%	(58)	(77)	-25.4%	(13)	(11)	19.0%
Depreciation and Amortization	(336)	(301)	11.9%	(336)	(301)	11.9%	(245)	(226)	8.3%	(91)	(74)	22.8%
Earnings before interest and Taxes - EBIT	412	844	-51.1%	445	872	-48.9%	102	232	-56.3%	344	640	-46.3%
Financial Revenue	68	39	76.2%	68	39	76.1%	59	31	90.8%	10	8	20.1%
Financial Expenses	(348)	(316)	10.1%	(348)	(316)	10.1%	(291)	(274)	6.3%	(56)	(42)	34.5%
Net Financial Result	(280)	(277)	0.9%	(280)	(277)	0.9%	(233)	(243)	-4.3%	(47)	(34)	37.9%
Income (Loss) Before Income Tax	133	566	-76.6%	166	595	-72.1%	(131)	(11)	n.a.	297	606	-51.0%
Income Tax	(59)	(161)	-63.5%	(59)	(161)	-63.5%	38	39	-1.6%	(97)	(201)	-51.4%
Net Income (Loss) Company - continuing operations	74	405	-81.8%	107	433	-75.4%	(93)	28	n.a.	200	405	-50.8%
Net Result from discontinued operations	328	157	109.4%	385	(2)	n.a.	385	(2)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	401	561	-28.5%	491	432	13.8%	292	27	995.2%	200	405	-50.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	72	405	-82.1%	106	433	-75.6%	(93)	28	n.a.	199	405	-51.0%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	359	65	451.5%	385	(2)	n.a.	385	(2)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	432	470	-8.1%	490	432	13.6%	292	27	998.9%	199	405	-51.0%
Minority Interest - Non-controlling - continuing operations	(0)	0	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(31)	91	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(31)	92	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	785	1,177	-33.4%	818	1,206	-32.2%	377	484	-22.0%	440	722	-39.0%
Adjusted EBITDA (4)	855	1,265	-32.4%	888	1,294	-31.4%	435	561	-22.4%	453	733	-38.2%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18
Gross Profit	21.6%	26.4%	21.6%	26.4%	26.4%	28.8%	16.7%	23.4%
Selling Expenses	13.3%	13.7%	13.2%	13.7%	18.0%	18.1%	8.4%	8.4%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.5%	2.8%	1.4%	1.3%
Selling, General and Adm. Expenses	15.2%	15.8%	15.2%	15.8%	20.5%	20.8%	9.8%	9.7%
Equity Income(2)	-0.1%	0.1%	0.1%	0.2%	0.3%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	0.7%	0.5%	0.7%	0.9%	1.2%	0.2%	0.2%
Depreciation and Amortization	2.6%	2.6%	2.6%	2.6%	3.7%	3.5%	1.4%	1.4%
EBIT	3.2%	7.2%	3.4%	7.4%	1.6%	3.6%	5.3%	12.1%
Net Financial Revenue (Expenses)	2.1%	2.4%	2.1%	2.4%	3.6%	3.7%	0.7%	0.6%
Income Before Income Tax	1.0%	4.8%	1.3%	5.1%	2.0%	-0.2%	4.5%	11.5%
Income Tax	0.5%	1.4%	0.5%	1.4%	0.6%	0.6%	1.5%	3.8%
Net Income (Loss) Company - continuing operations	0.6%	3.4%	0.8%	3.7%	1.4%	0.4%	3.1%	7.7%
Net Income (Loss) - Consolidated Company	3.1%	4.8%	3.8%	3.7%	4.5%	0.4%	3.1%	7.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.6%	3.4%	0.8%	3.7%	1.4%	0.4%	3.0%	7.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3.3%	4.0%	3.7%	3.7%	4.5%	0.4%	3.0%	7.7%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.2%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.0%	10.0%	6.3%	10.2%	5.8%	7.4%	6.7%	13.7%
Adjusted EBITDA (4)	6.5%	10.7%	6.8%	11.0%	6.6%	8.6%	6.9%	13.9%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.2 Income Statement for 2Q19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ
R$ - Million
Gross Revenue	14,219	12,772	11.3%	14,218	12,772	11.3%	7,074	7,030	0.6%	7,144	5,742	24.4%
Net Revenue	13,081	11,775	11.1%	13,081	11,775	11.1%	6,549	6,497	0.8%	6,532	5,278	23.8%
Cost of Goods Sold	(10,257)	(8,665)	18.4%	(10,257)	(8,665)	18.4%	(4,816)	(4,626)	4.1%	(5,441)	(4,039)	34.7%
Depreciation (Logistic)	(13)	(12)	3.0%	(13)	(12)	3.0%	(10)	(10)	-0.6%	(3)	(2)	19.5%
Gross Profit	2,811	3,098	-9.2%	2,811	3,098	-9.2%	1,723	1,861	-7.4%	1,088	1,237	-12.0%
Selling Expenses	(1,919)	(1,787)	7.4%	(1,913)	(1,787)	7.0%	(1,324)	(1,307)	1.3%	(589)	(480)	22.7%
General and Administrative Expenses	(257)	(250)	3.0%	(257)	(250)	3.0%	(166)	(181)	-8.3%	(91)	(69)	32.8%
Selling, General and Adm. Expenses	(2,177)	(2,037)	6.9%	(2,170)	(2,037)	6.5%	(1,490)	(1,489)	0.1%	(680)	(549)	24.0%
Equity Income(2)	(8)	(11)	-24.9%	17	20	-16.0%	17	20	-16.0%	-	-	n.a.
Other Operating Revenue (Expenses)	(85)	(90)	-6.1%	(85)	(90)	-6.1%	(72)	(80)	-9.4%	(13)	(11)	18.1%
Depreciation and Amortization	(230)	(209)	10.0%	(230)	(209)	9.9%	(161)	(153)	5.2%	(69)	(56)	22.7%
Earnings before interest and Taxes - EBIT	312	750	-58.5%	344	782	-56.0%	18	161	-88.9%	326	621	-47.5%
Financial Revenue	68	39	76.2%	68	39	76.1%	59	31	90.8%	10	8	20.1%
Financial Expenses	(212)	(186)	13.8%	(212)	(186)	13.8%	(187)	(174)	7.4%	(26)	(13)	102.6%
Net Financial Result	(144)	(148)	-2.5%	(144)	(148)	-2.5%	(128)	(143)	-10.5%	(16)	(5)	247.5%
Income (Loss) Before Income Tax	168	603	-72.2%	200	634	-68.5%	(110)	18	n.a.	310	616	-49.7%
Income Tax	(69)	(172)	-59.9%	(69)	(172)	-59.9%	33	32	4.0%	(102)	(204)	-49.9%
Net Income (Loss) Company - continuing operations	99	431	-77.1%	131	462	-71.7%	(77)	50	n.a.	208	412	-49.6%
Net Result from discontinued operations	267	95	180.5%	377	14	2543.2%	377	14	2543.2%	-	-	n.a.
Net Income (Loss) - Consolidated Company	365	526	-30.5%	508	476	6.6%	300	64	366.9%	208	412	-49.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	99	431	-77.1%	131	462	-71.7%	(77)	50	n.a.	208	412	-49.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	333	47	603.8%	377	14	2543.2%	377	14	2543.2%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	432	478	-9.7%	508	476	6.6%	300	64	366.9%	208	412	-49.6%
Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(66)	48	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(66)	48	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	554	972	-43.0%	586	1,003	-41.6%	188	324	-41.8%	398	679	-41.5%
Adjusted EBITDA (4)	639	1,062	-39.8%	671	1,093	-38.6%	261	403	-35.4%	410	690	-40.5%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18
Gross Profit	21.5%	26.3%	21.5%	26.3%	26.3%	28.6%	16.7%	23.4%
Selling Expenses	14.7%	15.2%	14.6%	15.2%	20.2%	20.1%	9.0%	9.1%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.5%	2.8%	1.4%	1.3%
Selling, General and Adm. Expenses	16.6%	17.3%	16.6%	17.3%	22.8%	22.9%	10.4%	10.4%
Equity Income(2)	-0.1%	0.1%	0.1%	0.2%	0.3%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.6%	0.8%	0.6%	0.8%	1.1%	1.2%	0.2%	0.2%
Depreciation and Amortization	1.8%	1.8%	1.8%	1.8%	2.5%	2.3%	1.1%	1.1%
EBIT	2.4%	6.4%	2.6%	6.6%	0.3%	2.5%	5.0%	11.8%
Net Financial Revenue (Expenses)	1.1%	1.3%	1.1%	1.3%	2.0%	2.2%	0.2%	0.1%
Income Before Income Tax	1.3%	5.1%	1.5%	5.4%	1.7%	0.3%	4.7%	11.7%
Income Tax	0.5%	1.5%	0.5%	1.5%	0.5%	0.5%	1.6%	3.9%
Net Income (Loss) Company - continuing operations	0.8%	3.7%	1.0%	3.9%	1.2%	0.8%	3.2%	7.8%
Net Income (Loss) - Consolidated Company	2.8%	4.5%	3.9%	4.0%	4.6%	1.0%	3.2%	7.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.8%	3.7%	1.0%	3.9%	1.2%	0.8%	3.2%	7.8%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3.3%	4.1%	3.9%	4.0%	4.6%	1.0%	3.2%	7.8%
Minority Interest - Non-controlling - Consolidated	0.5%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.2%	8.3%	4.5%	8.5%	2.9%	5.0%	6.1%	12.9%
Adjusted EBITDA (4)	4.9%	9.0%	5.1%	9.3%	4.0%	6.2%	6.3%	13.1%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.3 Income Statement for 1H19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ
R$ - Million
Gross Revenue	28,046	25,072	11.9%	28,046	25,072	11.9%	13,995	13,831	1.2%	14,050	11,241	25.0%
Net Revenue	25,790	23,118	11.6%	25,789	23,118	11.6%	12,931	12,783	1.2%	12,859	10,336	24.4%
Cost of Goods Sold	(20,103)	(17,390)	15.6%	(20,102)	(17,390)	15.6%	(9,314)	(9,085)	2.5%	(10,788)	(8,305)	29.9%
Depreciation (Logistic)	(71)	(64)	10.1%	(71)	(64)	10.1%	(60)	(49)	22.6%	(11)	(15)	-30.2%
Gross Profit	5,616	5,664	-0.9%	5,616	5,664	-0.9%	3,556	3,649	-2.5%	2,060	2,016	2.2%
Selling Expenses	(3,422)	(3,190)	7.3%	(3,414)	(3,190)	7.0%	(2,342)	(2,308)	1.5%	(1,072)	(882)	21.5%
General and Administrative Expenses	(525)	(488)	7.5%	(525)	(488)	7.4%	(354)	(358)	-1.3%	(171)	(130)	31.6%
Selling, General and Adm. Expenses	(3,947)	(3,678)	7.3%	(3,939)	(3,678)	7.1%	(2,696)	(2,666)	1.1%	(1,243)	(1,012)	22.8%
Equity Income(2)	(27)	(44)	-39.3%	38	32	20.1%	38	32	20.1%	-	-	n.a.
Other Operating Revenue (Expenses)	(122)	(130)	-6.5%	(122)	(130)	-6.5%	(108)	(117)	-7.6%	(14)	(13)	2.8%
Depreciation and Amortization	(663)	(601)	10.3%	(663)	(601)	10.3%	(483)	(455)	6.2%	(180)	(146)	22.9%
Earnings before interest and Taxes - EBIT	858	1,211	-29.2%	931	1,287	-27.6%	308	443	-30.5%	624	844	-26.1%
Financial Revenue	104	79	31.5%	104	79	31.5%	83	63	32.0%	21	16	29.2%
Financial Expenses	(666)	(618)	7.8%	(666)	(618)	7.8%	(554)	(530)	4.5%	(113)	(88)	27.6%
Net Financial Result	(562)	(539)	4.3%	(562)	(539)	4.3%	(471)	(467)	0.8%	(92)	(72)	27.2%
Income (Loss) Before Income Tax	295	672	-56.0%	369	747	-50.7%	(163)	(25)	565.1%	532	772	-31.1%
Income Tax	(76)	(191)	-60.1%	(76)	(191)	-60.1%	98	65	50.0%	(174)	(257)	-32.1%
Net Income (Loss) Company - continuing operations	219	480	-54.4%	292	556	-47.4%	(65)	41	n.a.	358	515	-30.6%
Net Result from discontinued operations	381	330	15.6%	346	(28)	n.a.	346	(28)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	600	810	-25.9%	638	528	20.8%	280	13	2041.7%	358	515	-30.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	218	480	-54.6%	291	556	-47.6%	(65)	41	n.a.	357	515	-30.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	349	122	185.1%	346	(28)	n.a.	346	(28)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	567	602	-5.9%	637	528	20.6%	280	13	2057.5%	357	515	-30.8%
Minority Interest - Non-controlling - continuing operations	(0)	0	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	33	208	-84.3%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	33	208	-84.3%	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,592	1,876	-15.2%	1,665	1,952	-14.7%	851	947	-10.1%	814	1,006	-19.1%
Adjusted EBITDA (4)	1,713	2,006	-14.6%	1,787	2,082	-14.2%	959	1,063	-9.8%	828	1,019	-18.8%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	1H19	1H18	1H19	1H18	1H19	1H18	1H19	1H18
Gross Profit	21.8%	24.5%	21.8%	24.5%	27.5%	28.5%	16.0%	19.5%
Selling Expenses	13.3%	13.8%	13.2%	13.8%	18.1%	18.1%	8.3%	8.5%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.7%	2.8%	1.3%	1.3%
Selling, General and Adm. Expenses	15.3%	15.9%	15.3%	15.9%	20.8%	20.9%	9.7%	9.8%
Equity Income(2)	0.1%	0.2%	0.1%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	0.6%	0.5%	0.6%	0.8%	0.9%	0.1%	0.1%
Depreciation and Amortization	2.6%	2.6%	2.6%	2.6%	3.7%	3.6%	1.4%	1.4%
EBIT	3.3%	5.2%	3.6%	5.6%	2.4%	3.5%	4.8%	8.2%
Net Financial Revenue (Expenses)	2.2%	2.3%	2.2%	2.3%	3.6%	3.7%	0.7%	0.7%
Income Before Income Tax	1.1%	2.9%	1.4%	3.2%	1.3%	-0.2%	4.1%	7.5%
Income Tax	0.3%	0.8%	0.3%	0.8%	0.8%	0.5%	1.4%	2.5%
Net Income (Loss) Company - continuing operations	0.8%	2.1%	1.1%	2.4%	0.5%	0.3%	2.8%	5.0%
Net Income (Loss) - Consolidated Company	2.3%	3.5%	2.5%	2.3%	2.2%	0.1%	2.8%	5.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.8%	2.1%	1.1%	2.4%	0.5%	0.3%	2.8%	5.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.2%	2.6%	2.5%	2.3%	2.2%	0.1%	2.8%	5.0%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.1%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	8.1%	6.5%	8.4%	6.6%	7.4%	6.3%	9.7%
Adjusted EBITDA (4)	6.6%	8.7%	6.9%	9.0%	7.4%	8.3%	6.4%	9.9%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.4 Income Statement for 1H19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ
R$ - Million
Gross Revenue	28,046	25,072	11.9%	28,046	25,072	11.9%	13,995	13,831	1.2%	14,050	11,241	25.0%
Net Revenue	25,790	23,118	11.6%	25,789	23,118	11.6%	12,931	12,783	1.2%	12,859	10,336	24.4%
Cost of Goods Sold	(20,166)	(17,449)	15.6%	(20,165)	(17,449)	15.6%	(9,368)	(9,131)	2.6%	(10,797)	(8,318)	29.8%
Depreciation (Logistic)	(25)	(25)	0.6%	(25)	(25)	0.6%	(20)	(20)	-3.5%	(5)	(4)	19.4%
Gross Profit	5,599	5,645	-0.8%	5,599	5,645	-0.8%	3,543	3,631	-2.4%	2,057	2,014	2.1%
Selling Expenses	(3,790)	(3,526)	7.5%	(3,782)	(3,526)	7.3%	(2,632)	(2,574)	2.3%	(1,150)	(953)	20.7%
General and Administrative Expenses	(529)	(491)	7.7%	(529)	(491)	7.7%	(356)	(360)	-1.1%	(173)	(131)	31.5%
Selling, General and Adm. Expenses	(4,319)	(4,018)	7.5%	(4,311)	(4,018)	7.3%	(2,988)	(2,934)	1.9%	(1,323)	(1,084)	22.0%
Equity Income(2)	(26)	(44)	-41.8%	38	32	19.9%	38	32	19.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(141)	(133)	5.8%	(141)	(133)	5.8%	(127)	(120)	6.2%	(14)	(13)	2.2%
Depreciation and Amortization	(454)	(419)	8.3%	(453)	(419)	8.3%	(317)	(308)	3.0%	(137)	(111)	23.0%
Earnings before interest and Taxes - EBIT	660	1,031	-36.0%	732	1,107	-33.9%	148	302	-50.8%	584	805	-27.5%
Financial Revenue	104	79	31.5%	104	79	31.5%	83	63	32.0%	21	16	29.2%
Financial Expenses	(391)	(358)	9.2%	(391)	(358)	9.2%	(341)	(327)	4.2%	(50)	(31)	60.5%
Net Financial Result	(287)	(279)	2.8%	(287)	(279)	2.8%	(258)	(264)	-2.4%	(29)	(15)	94.7%
Income (Loss) Before Income Tax	373	752	-50.4%	445	828	-46.3%	(110)	38	n.a.	554	790	-29.8%
Income Tax	(98)	(213)	-54.1%	(98)	(213)	-54.1%	84	50	69.9%	(182)	(263)	-30.7%
Net Income (Loss) Company - continuing operations	275	539	-49.0%	347	615	-43.5%	(25)	87	n.a.	372	527	-29.4%
Net Result from discontinued operations	252	212	18.6%	354	4	9600.8%	354	4	9600.8%	-	-	n.a.
Net Income (Loss) - Consolidated Company	527	751	-29.9%	701	618	13.4%	329	91	261.8%	372	527	-29.4%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	275	539	-49.0%	347	615	-43.5%	(25)	87	n.a.	372	527	-29.4%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	307	89	244.6%	354	4	9600.8%	354	4	9600.8%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	582	628	-7.3%	701	618	13.4%	329	91	261.8%	372	527	-29.4%
Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(55)	123	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(55)	123	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,138	1,475	-22.8%	1,210	1,526	-20.7%	485	609	-20.4%	725	916	-20.8%
Adjusted EBITDA (4)	1,279	1,608	-20.4%	1,352	1,659	-18.5%	612	729	-16.0%	739	930	-20.5%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	1H19	1H18	1H19	1H18	1H19	1H18	1H19	1H18
Gross Profit	21.7%	24.4%	21.7%	24.4%	27.4%	28.4%	16.0%	19.5%
Selling Expenses	14.7%	15.3%	14.7%	15.3%	20.4%	20.1%	8.9%	9.2%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	2.8%	2.8%	1.3%	1.3%
Selling, General and Adm. Expenses	16.7%	17.4%	16.7%	17.4%	23.1%	22.9%	10.3%	10.5%
Equity Income(2)	0.1%	0.2%	0.1%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	0.6%	0.5%	0.6%	1.0%	0.9%	0.1%	0.1%
Depreciation and Amortization	1.8%	1.8%	1.8%	1.8%	2.5%	2.4%	1.1%	1.1%
EBIT	2.6%	4.5%	2.8%	4.8%	1.1%	2.4%	4.5%	7.8%
Net Financial Revenue (Expenses)	1.1%	1.2%	1.1%	1.2%	2.0%	2.1%	0.2%	0.1%
Income Before Income Tax	1.4%	3.3%	1.7%	3.6%	0.8%	0.3%	4.3%	7.6%
Income Tax	0.4%	0.9%	0.4%	0.9%	0.7%	0.4%	1.4%	2.5%
Net Income (Loss) Company - continuing operations	1.1%	2.3%	1.3%	2.7%	0.2%	0.7%	2.9%	5.1%
Net Income (Loss) - Consolidated Company	2.0%	3.2%	2.7%	2.7%	2.5%	0.7%	2.9%	5.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.1%	2.3%	1.3%	2.7%	0.2%	0.7%	2.9%	5.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.3%	2.7%	2.7%	2.7%	2.5%	0.7%	2.9%	5.1%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.2%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.4%	6.4%	4.7%	6.6%	3.8%	4.8%	5.6%	8.9%
Adjusted EBITDA (4)	5.0%	7.0%	5.2%	7.2%	4.7%	5.7%	5.7%	9.0%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

3. Cash Flow – Consolidated (including Via Varejo) (*)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	06.30.2019	06.30.2018

Net Income (Loss) for the period	468	841
Deferred income tax	189	251
Loss (gain) on disposal of fixed and intangible assets	110	115
Depreciation and amortization	732	666
Interests and exchange variation	837	851
Equity Income	11	32
Provision for contingencies	147	143
Share-Based Compensation	29	28
Allowance for doubtful accounts	259	322
Provision for obsolescence/breakage	(11)	(15)
Other operational expenses	18	369
Deferred revenue	(215)	(215)
Eventual expenses	(91)	(16)
Gain of sale of subsidiary	(609)	-

Asset (Increase) decreases	-	-
Accounts receivable	(63)	324
Inventories	(24)	(1,321)
Taxes recoverable	(21)	(1,317)
Dividends received	12	-
Other Assets	(301)	(54)
Related parties	(97)	56
Restricted deposits for legal proceeding	(20)	(12)

Liability (Increase) decrease
Suppliers	(4,775)	(2,359)
Payroll and charges	(169)	(128)
Taxes and Social contributions payable	98	6
Other Accounts Payable	(44)	(19)
Contingencies	(364)	(440)
Deferred revenue	12	117
Taxes and Social contributions paid	(93)	(249)

Net cash generated from (used) in operating activities	(3,975)	(2,024)

Acquisition of property and equipment	(1,000)	(711)
Increase Intangible assets	(197)	(212)
Sales of property and equipment	15	81
Cash provided on sale of subisidiary	2,326	-
Net cash flow investment activities	1,144	(842)

Cash flow from financing activities
Increase of capital	11	1
Funding and refinancing	3,246	4,362
Payments of loans and financing	(2,672)	(3,755)
Dividend Payment	(192)	(176)
Acquisition of society	(19)	-
Intercompany loans	(918)	(918)
Net cash generated from (used) in financing activities	(544)	(486)

Increase (decrease) in cash and cash equivalents	(3,375)	(3,352)

Cash and cash equivalents at the beginning of the year	8,080	7,351
Cash and cash equivalents at the end of the year	4,705	3,999
Change in cash and cash equivalents	(3,375)	(3,352)

(*) Includes 5 months of Via Varejo in 2019 and 6 months in 2018

4. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	2Q19%		2Q18%		Δ	1H19%		1H18%		Δ
Multivarejo	7,074	49.8%	7,030	55.0%	0.6%	13,996	49.9%	13,831	55.2%	1.2%
Pão de Açúcar	1,830	12.9%	1,886	14.8%	-3.0%	3,608	12.9%	3,639	14.5%	-0.9%
Extra (1)	4,215	29.6%	4,144	32.4%	1.7%	8,370	29.8%	8,295	33.1%	0.9%
Convenience Stores (2)	334	2.4%	298	2.3%	12.4%	592	2.1%	562	2.2%	5.4%
Other Businesses (3)	695	4.9%	703	5.5%	-1.2%	1,426	5.1%	1,334	5.3%	6.9%
Cash & Carry	7,144	50.2%	5,742	45.0%	24.4%	14,050	50.1%	11,241	44.8%	25.0%
Assaí	7,144	50.2%	5,742	45.0%	24.4%	14,050	50.1%	11,241	44.8%	25.0%
Food Business	14,218	100.0%	12,772	100.0%	11.3%	28,047	100.0%	25,072	100.0%	11.9%

	Breakdown of Net Sales by Business
(R$ million)	2Q19%		2Q18%		Δ	1H19%		1H18%		Δ
Multivarejo	6,549	50.1%	6,497	55.2%	0.8%	12,930	50.1%	12,783	55.3%	1.2%
Pão de Açúcar	1,681	12.9%	1,732	14.7%	-2.9%	3,317	12.9%	3,345	14.5%	-0.8%
Extra (1)	3,840	29.4%	3,802	32.3%	1.0%	7,627	29.6%	7,606	32.9%	0.3%
Convenience Stores (2)	314	2.4%	278	2.4%	13.0%	555	2.2%	524	2.3%	5.8%
Other Businesses (3)	713	5.5%	686	5.8%	4.0%	1,431	5.5%	1,307	5.7%	9.5%
Cash & Carry	6,532	49.9%	5,278	44.8%	23.8%	12,859	49.9%	10,336	44.7%	24.4%
Assaí	6,532	49.9%	5,278	44.8%	23.8%	12,859	49.9%	10,336	44.7%	24.4%
Food Business	13,081	100.0%	11,775	100.0%	11.1%	25,789	100.0%	23,118	100.0%	11.6%

(1) Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales by Mini Extra, Minuto Pão de Açúcar and Aliados.

(3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

5. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	2Q19	2Q18

Cash	48.2%	48.2%
Credit Card	41.1%	41.2%
Food Voucher	10.7%	10.6%

6. Net Sales Performance

(1) To reflect the calendar effect, 80 bps was reduced in GPA Food: 90 bps in Multivarejo and 60 bps in Assaí.

7. Store Portfolio Changes by Banner

In the quarter, three new Assaí stores were opened. In addition, 13 conversions of Extra Super to Mercado Extra were concluded.

2Q19 Results Conference Call and Webcast

Thursday, July 25, 2019
11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Conference call in Portuguese (original language)
+55 11 3181-8565

Conference call in English (simultaneous translation)
+1 412 717-9627

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into the following business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar, Extra and Compre Bem banners; Assaí, which operates in the cash-and-carry wholesale segment; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Food
Multivarejo
multivarejo
Supermarkets
extra
Pão de Açúcar
COMPRE BEM
MERCADO extra
Hypermarkets
extra
hiper
Proximity
minuto
mini
Other Business
posto extra
drogaria extra
mini mercado
cheftime
James
GPA Malls
GPA Malls
Cash and Carry
ASSAI
ATACADISTA
Cash and Carry
ASSAI

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●       Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when their settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of the consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner with the focus on streamlining operating costs, especially logistics and IT.

Mercado Extra: Project aims to renovate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed under the Extra banner.

James Delivery (last miler): Multiservice platform for ordering and delivering in minutes of diverse products selected by our customers, including restaurants and integration with our supermarkets and drugstores.

Cheftime: pioneering startup in the Foodtech segment, offering online subscription services and sales of gastronomic kits.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.